Exhibit 99(a)

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

(millions of dollars)

Twelve Months Ended March 31, 2011
Interest income	$352
Interest expense and related charges	(323)

Income before income taxes and equity in earnings of unconsolidated subsidiary	29
Income tax expense	(5)
Equity in earnings of unconsolidated subsidiary (net of tax)	264

Net income	$288